WAL★MART
MEXICO

FILE N°
82-4609

03 JUN 15 AM 7:21

June 10, 2003

Mr. Paul Dudek, Chief
Office of International Corporat
Securities and Exchange Coı
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


03022703

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report May 2003 sales of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

6/18

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001



WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS MAY 2003 SALES

Mexico City, June 9, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of May 2003, sales were $9 676 million pesos. This figure represents a 12.3% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 6.9%, compared to the same month of 2002, also in real terms

	May		January – May	
	2003	2002	2003	2002
Total sales growth (%)	12.3	16.3	10.7	15.0
Comparable sales growth (%)	6.9	5.5	4.7	5.2

Considering the four-week period from May 3 to 30, 2003 that compares with the four-week period ending May 31, 2002, as well as the twenty one-week period form January 4 to May 30, 2003 and that compares with the twenty one-week period that ended May 31, 2002, sales growth was as follows:

	4 weeks		21 weeks	
	2003	2002	2003	2002
Total sales growth (%)	10.2	14.3	10.7	15.7
Comparable sales growth (%)	5.1	3.7	4.7	6.0

Openings during the month of May:

1 Bodega in Moroleon, Guanajuato
1 Bodega in Guadalajara, Jalisco

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 604 units, broken down as follows:

- 50 Sam's Clubs
- 122 Bodegas
- 76 Wal-Mart Supercenters
- 44 Superamas
- 50 Suburbias
- 262 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
Walmex C	WalmexC MM	WalmexC.Mx	
	WMMVY	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx